Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the nine months ended September 30, 2012

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements of Penn West Petroleum Ltd. (“Penn West”, “We”, “Us”, “Our”, the “Company”) for the three and the nine months ended September 30, 2012 and the audited consolidated financial statements and MD&A for the year ended December 31, 2011. The date of this MD&A is November 1, 2012. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our cautionary notes relating to forward-looking statements at the end of this MD&A. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Certain financial measures including funds flow, funds flow per share-basic, funds flow per share-diluted and netback included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividend and planned capital programs. See below for reconciliations of funds flow to its nearest measure prescribed by GAAP. Netback is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management and is used in capital allocation decisions and to economically rank projects.

Calculation of Funds Flow

(millions, except per share amounts)	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash flow from operating activities	$238	$428	$752	$923
Increase (decrease) in non-cash working capital	85	(97)	141	132
Decommissioning expenditures	21	17	60	45

Funds flow	$344	$348	$953	$1,100

Basic per share	$0.72	$0.74	$2.01	$2.36
Diluted per share	$0.72	$0.74	$2.01	$2.36

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 1

Third Quarter Highlights

•	Our weighting to liquids production averaged 66 percent during the third quarter compared to 63 percent in the comparable quarter of 2011.

•

Funds flow for the third quarter of 2012 was $344 million compared to $348 million in the comparative period of 2011. Funds flow in the current quarter included $66 million realized on the rearrangement of our 2013 oil collar position and the monetization of our 2013 foreign exchange contracts.

•

Net loss was $67 million in the third quarter of 2012 compared to net income of $138 million in 2011. The change in net income was primarily due to risk management activities as we recorded unrealized losses of $176 million in the third quarter of 2012 compared to $238 million of unrealized gains recorded in the third quarter of 2011.

•

Production in the third quarter of 2012 averaged 160,339 boe per day compared to 161,323 boe per day in the third quarter of 2011. During the third quarter of 2012, we experienced delays in new facility construction, wet weather and facility outages which disrupted production.

•

Capital expenditures for the third quarter of 2012, net of property dispositions, totalled $405 million (2011 - $481 million) and included $10 million of proceeds from net property dispositions (2011 - $6 million net property acquisitions). We drilled 75 net wells during the third quarter of 2012.

•	Netbacks were $28.28 per boe compared to $28.83 per boe in the third quarter of 2011.

2012 First Nine Month Highlights

•

Funds flow was $953 million for the first nine months of 2012 compared to $1,100 million in the comparative period of 2011. Funds flow decreased from the comparative period primarily due to wider Canadian crude oil differentials and lower natural gas prices.

•

Net income was $227 million in the first nine months of 2012 compared to $700 million in 2011. In 2011 we recorded a $304 million deferred income tax recovery related to our conversion to an Exploration and Production (“E&P”) company from an income trust.

•

Production in the first nine months of 2012 averaged 163,635 boe per day compared to 161,171 boe per day for the comparative period in 2011. Since September 30, 2011, we have completed net property dispositions with production of approximately 5,000 boe per day.

•

Capital expenditures totalled $1,053 million in the first nine months of 2012 (2011 - $1,443 million) after $351 million of proceeds from net dispositions (2011 - $89 million). In the first nine months of 2012, we drilled 282 net wells.

•

Netbacks were $26.49 per boe for the first nine months of 2012 compared to $30.28 per boe in 2011. Netbacks were lower in 2012 due to widening Canadian crude to WTI differentials and lower natural gas prices.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31
Three months ended	2012	2012	2012	2011	2011	2011	2011	2010
Gross revenues (1)	$840	$774	$870	$979	$861	$920	$844	$782
Funds flow	344	272	337	437	348	396	356	305
Basic per share	0.72	0.57	0.71	0.93	0.74	0.85	0.77	0.67
Diluted per share	0.72	0.57	0.71	0.93	0.74	0.85	0.77	0.66
Net income (loss)	(67)	235	59	(62)	138	271	291	(37)
Basic per share	(0.14)	0.50	0.12	(0.13)	0.29	0.58	0.63	(0.08)
Diluted per share	(0.14)	0.50	0.12	(0.13)	0.29	0.58	0.63	(0.08)
Dividends declared	129	128	128	127	127	127	125	123
Per share	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27
Production
Liquids (bbls/d) (2)	105,588	104,758	107,199	108,071	101,392	98,998	104,349	105,296
Natural gas (mmcf/d)	329	351	361	364	360	343	371	365

Total (boe/d)	160,339	163,181	167,420	168,801	161,323	156,107	166,135	166,148

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 2

Business Strategy

Our strategies are centered on balanced financial management, continued resource growth across our dominant positions in four of Western Canada’s five largest light-oil resource plays and improving our overall business performance and execution. Our recent announcement that we have agreements in principle to dispose of approximately $1.3 billion of non-core assets demonstrates the value inherent in our base assets and provides us with operational and financial flexibility. Increasing our liquids production over the past few years to 66 percent of total production confirms our ability to add oil production from our large inventory of oil targets. Over the past several years, we have appraised vast oil resources for the application of horizontal multi-stage fracture technology and are poised for a growth strategy as the outlook for capital efficiency, commodity price realizations and base asset reliability improves. Independent qualified reserve evaluators recently completed contingent resource studies for our interests in the Cardium and Peace River areas and substantiated the oil potential contained in our asset base and confirmed the extent of oil in place in these areas. (1)

Business Environment

The consensus of forecasters is that North America will be the only non-OPEC region to show production growth in 2012 and 2013. Globally, growth in crude oil demand is expected to be consistent with the level of production growth anticipated from North America. Sovereign debt issues in Europe are expected to be a continuing factor on demand growth. These factors will likely lead to minimal changes in OPEC unutilized capacity leaving crude oil prices relatively range bound in the near to medium term.

During the third quarter of 2012, global crude oil markets continued to trade based on reactions to ongoing sovereign debt concerns in Europe and renewed Middle Eastern tensions. Europe’s economic issues continued throughout the third quarter and showed few signs of improvement. As a result of these concerns, crude markets have priced in a greater likelihood that the economic growth of other countries, such as China, could be negatively affected and thereby reduce the demand for crude oil. In contrast, increasing Middle Eastern tensions put renewed focus on oil prices during the third quarter. In July, western nations implemented an embargo on crude oil imports from Iran in response to its nuclear development program. Iranian crude oil exports are currently 1.0 million barrels per day lower than a year ago, however, the price impact has been muted as Saudi Arabia increased its production to keep the market similarly supplied. There was also increasing violence in Syria during the quarter with a risk that escalating tensions could lead to a broader conflict, interrupting crude oil supply. Many forecasters do not expect Europe’s sovereign debt issues or the unrest in the Middle East to be resolved quickly, thus volatility in crude oil prices over the coming months is generally expected.

North American oil transportation issues led to high Canadian oil differentials to WTI in the first two quarters of 2012 which narrowed in the third quarter of 2012 due to increased usage of rail transportation of crude oil to new markets. In September, Edmonton light oil prices traded approximately $2 per barrel below WTI, however, since that time differentials have widened again due to pipeline issues and refinery maintenance.

An extremely mild winter in early 2012 resulted in natural gas inventory levels at record highs entering the summer months. Conversely, the summer of 2012 was one of the hottest on record, which combined with coal to gas switching, resulted in a significant increase in natural gas demand for power generation. These factors helped alleviate concerns earlier in 2012 that natural gas inventory levels would reach capacity in the summer months. U.S. gas production remained essentially flat throughout the quarter despite a significant drop in the number of active drilling rigs targeting natural gas. Currently, there are approximately 450 rigs actively drilling for natural gas in the lower 48 states compared to 950 a year ago. Contributing factors include improved drilling efficiencies in shale gas plays, increased associated natural gas production from higher U.S. crude oil drilling and a significant inventory of drilled natural gas wells that were awaiting completion and tie-in.

(1)	Please refer to our press release dated October 17, 2012 “Penn West Updates Asset Dispositions and Results of Contingent Resources Studies” for further information.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 3

Recently, natural gas prices have improved with NYMEX natural gas trading near the US $4.00 per mmbtu level for 2013. At this price level relative to current coal prices, some believe there is a risk that natural gas will lose market share back to coal. Over the longer term, the demand outlook for natural gas is expected to improve as new power plant construction will be gas-fired and existing plants will benefit from any early retirement of coal-fired facilities. In the near term, the use of natural gas for power generation will be dependent on the price of natural gas relative to coal.

Crude Oil

In the third quarter of 2012, WTI crude oil prices averaged US$92.19 per barrel compared to US$93.54 per barrel in the second quarter of 2012 and US$89.81 per barrel for the third quarter of 2011.

Our average liquids price for the third quarter of 2012, before the impact of the realized portion of risk management gains and losses, was $71.16 per barrel compared to $72.92 per barrel in the second quarter of 2012 and $78.86 per barrel in the third quarter of 2011. The lower price realized is primarily due to a small decline in the price of WTI and the strengthening of the Canadian dollar relative to the US dollar. Although the differentials for Canadian crude streams to WTI were volatile month to month due to ongoing infrastructure bottlenecks during the third quarter, they were not materially different when compared on a quarter to quarter basis this year. Currently, we have 60,000 barrels per day of our 2012 crude oil production hedged between US$85.53 and US$100.20 per barrel and 55,000 barrels per day of our 2013 production hedged between US$91.55 and US$104.42 per barrel.

Natural Gas

In the third quarter of 2012, the AECO Monthly Index averaged $2.19 per mcf compared to $1.83 per mcf in the second quarter of 2012 and $3.72 per mcf for the third quarter of 2011.

Our corporate average natural gas price for the third quarter of 2012, before the impact of the realized portion of risk management, was $2.29 per mcf compared to $1.98 per mcf in the second quarter of 2012 and $3.81 per mcf in the third quarter of 2011. We currently have 50,000 mcf per day of our natural gas production hedged for 2012 at an average price of $4.30 per mcf, 125,000 mcf per day of our 2013 natural gas production hedged at $3.34 per mcf and 25,000 mcf per day of our 2014 natural gas production hedged between $3.25 per mcf and $4.35 per mcf, plus an additional 25,000 mcf per day hedged at an average price of $3.85 per mcf.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 4

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2012	2011	% change	2012	2011	% change
Light oil and NGL (bbls/d)	88,375	84,061	5	88,314	83,675	6
Heavy oil (bbls/d)	17,213	17,331	(1)	17,534	17,894	(2)
Natural gas (mmcf/d)	329	360	(9)	347	358	(3)

Total production (boe/d)	160,339	161,323	(1)	163,635	161,171	2

During the third quarter of 2012, we experienced delays in new facility construction, wet weather and facility outages which disrupted production. Our weighting to liquids production reached an average of 66 percent during the third quarter compared to 63 percent in the comparable quarter of 2011. Light oil and NGL production increased by five percent in the third quarter of 2012 compared to the same period in 2011, including the impact of net asset dispositions over the past 12 months with total average production of 5,000 boe per day, primarily weighted to liquids. Lower natural gas production reflects our capital allocation to higher value light-oil resource projects.

In October 2012, we announced agreements in principle to dispose of non-core properties for proceeds of approximately $1.3 billion, with combined production of approximately 12,000 barrels of oil equivalent per day. We expect these transactions to close in the fourth quarter of 2012.

When economic to do so, we strive to maintain an appropriate mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity. Given the weak outlook for natural gas prices in the medium term and our significant inventory of light-oil locations, we plan to continue allocating substantially all of our capital investments to oil-weighted projects.

Average Sales Prices

	Three months ended September 30			Nine months ended September 30
	2012	2011	% change	2012	2011	% change

Light oil and liquids (per bbl)	$73.28	$82.05	(11)	$77.55	$85.25	(9)
Risk management gain (loss) (per bbl) (1)	5.55	(0.72)	100	0.16	(2.19)	100

Light oil and liquids net (per bbl)	78.83	81.33	(3)	77.71	83.06	(6)

Heavy oil (per bbl)	60.30	63.39	(5)	64.91	66.43	(2)

Natural gas (per mcf)	2.29	3.81	(40)	2.19	3.89	(44)
Risk management gain (per mcf) (1)	0.32	—	100	0.38	—	100

Natural gas net (per mcf)	2.61	3.81	(31)	2.57	3.89	(34)

Weighted average (per boe)	51.56	58.05	(11)	53.44	60.26	(11)
Risk management gain (loss) (per boe) (1)	3.72	(0.37)	100	0.90	(1.14)	100

Weighted average net (per boe)	$55.28	$57.68	(4)	$54.34	$59.12	(8)

(1)	Gross revenues include realized gains and losses on commodity contracts.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 5

Netbacks

	Three months ended September 30			Nine months ended September 30
	2012	2011	% change	2012	2011	% change

Light oil and NGL (1, 2)

Production (bbls/day)	88,375	84,061	5	88,314	83,675	6
Operating netback ($/bbl):
Sales price	$73.28	$82.05	(11)	$77.55	$85.25	(9)
Risk management gain (loss) (3)	5.55	(0.72)	100	0.16	(2.19)	100
Royalties	(14.92)	(16.50)	(10)	(15.94)	(16.78)	(5)
Operating costs	(18.79)	(21.24)	(12)	(19.87)	(21.16)	(6)

Netback	$45.12	$43.59	4	$41.90	$45.12	(7)

Conventional heavy oil

Production (bbls/day)	17,213	17,331	(1)	17,534	17,894	(2)
Operating netback ($/bbl):
Sales price	$60.30	$63.39	(5)	$64.91	$66.43	(2)
Royalties	(8.76)	(9.65)	(9)	(9.13)	(9.73)	(6)
Operating costs	(19.22)	(17.43)	10	(19.36)	(17.56)	10
Transportation	(0.06)	(0.07)	(14)	(0.09)	(0.09)	—

Netback	$32.26	$36.24	(11)	$36.33	$39.05	(7)

Total liquids

Production (bbls/day)	105,588	101,392	4	105,848	101,569	4
Operating netback ($/bbl):
Sales price	$71.16	$78.86	(10)	$75.46	$81.94	(8)
Risk management gain (loss) (3)	4.65	(0.59)	100	0.13	(1.80)	100
Royalties	(13.91)	(15.33)	(9)	(14.81)	(15.54)	(5)
Operating costs	(18.86)	(20.59)	(8)	(19.79)	(20.53)	(4)
Transportation	(0.01)	(0.01)	—	(0.01)	(0.02)	(50)

Netback	$43.03	$42.34	2	$40.98	$44.05	(7)

Natural gas
Production (mmcf/day)	329	360	(9)	347	358	(3)
Operating netback ($/mcf):
Sales price	$2.29	$3.81	(40)	$2.19	$3.89	(44)
Risk management gain (3)	0.32	—	100	0.38	—	100
Royalties	(0.28)	(0.56)	(50)	(0.23)	(0.53)	(57)
Operating costs	(2.13)	(2.04)	4	(2.12)	(2.00)	6
Transportation	(0.23)	(0.22)	5	(0.23)	(0.22)	5

Netback	$(0.03)	$0.99	(100)	$(0.01)	$1.14	(100)

Combined totals

Production (boe/day)	160,339	161,323	(1)	163,635	161,171	2
Operating netback ($/boe):
Sales price	$51.56	$58.05	(11)	$53.44	$60.26	(11)
Risk management gain (loss) (3)	3.72	(0.37)	100	0.90	(1.14)	100
Royalties	(9.74)	(10.87)	(10)	(10.06)	(10.96)	(8)
Operating costs	(16.78)	(17.49)	(4)	(17.30)	(17.38)	—
Transportation	(0.48)	(0.49)	(2)	(0.49)	(0.50)	(2)

Netback	$28.28	$28.83	(2)	$26.49	$30.28	(13)

(1)	Excluded from the netback calculation is $47 million primarily related to realized risk management gains on our foreign exchange contracts which swap US dollar revenue at a fixed Canadian dollar rate.
(2)	Included in the netback calculation is $48 million ($3.25 per boe for the third quarter) realized on the rearrangement of our 2013 oil collars which closed in the third quarter of 2012.
(3)	Gross revenues include realized gains and losses on commodity contracts.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 6

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2012	2011	% change	2012	2011	% change
Light oil and NGL	$665	$634	5	$1,928	$1,922	—
Heavy oil	96	101	(5)	312	324	(4)
Natural gas	79	126	(37)	244	379	(36)

Gross revenues (1)	$840	$861	(2)	$2,484	$2,625	(5)

(1)	Gross revenues include realized gains and losses on commodity contracts and related foreign exchange.

Higher liquids revenues in the third quarter of 2012 came from higher light-oil production as a result of our successful development programs and realized proceeds on risk management activities. This was partially offset by continued volatility in oil differentials between Edmonton light sweet prices and WTI. Lower production and a significant decline in natural gas prices led to a decrease in natural gas revenues. Overall, net property dispositions in 2012 which were liquids weighted, and lower commodity price realizations resulted in a decrease in revenues.

Reconciliation of Decrease in Production Revenues

(millions)
Gross revenues – January 1 – September 30, 2011	$2,625
Increase in light oil and NGL production	114
Decrease in light oil and NGL prices (including realized risk management)	(108)
Decrease in heavy oil production	(5)
Decrease in heavy oil prices	(7)
Decrease in natural gas production	(10)
Decrease in natural gas prices	(125)

Gross revenues – January 1 – September 30, 2012	$2,484

Royalties

	Three months ended September 30			Nine months ended September 30
	2012	2011	% change	2012	2011	% change
Royalties (millions)	$143	$161	(11)	$451	$482	(6)
Average royalty rate (1)	18%	19%	(1)	19%	18%	1
$/boe	$9.74	$10.87	(10)	$10.06	$10.96	(8)

(1)	Excludes effects of risk management activities.

The royalty rate in the third quarter of 2012 declined compared to the third quarter of 2011 due to lower commodity price realizations and the impact of the monetization of our 2013 foreign exchange contracts which is included in revenue. On a year-to-date basis the royalty rate increased in 2012 due to a higher weighting to liquids production and the impact of Canadian crude oil differentials to WTI.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 7

Expenses

	Three months ended September 30			Nine months ended September 30
(millions)	2012	2011	% change	2012	2011	% change
Operating	$248	$260	(5)	$776	$765	1
Transportation	7	7	—	22	22	—
Financing	51	47	9	147	142	4
Share-based compensation	$15	$(66)	100	$2	$16	(88)

	Three months ended September 30			Nine months ended September 30
(per boe)	2012	2011	% change	2012	2011	% change
Operating	$16.78	$17.49	(4)	$17.30	$17.38	—
Transportation	0.48	0.49	(2)	0.49	0.50	(2)
Financing	3.45	3.14	10	3.28	3.22	2
Share-based compensation	$0.97	$(4.40)	100	$0.04	$0.39	(90)

Operating

On a quarter over quarter basis, operating costs decreased from 2011 primarily due to reduced power costs and acquisition and disposition activity. On a year-to-date basis, operating costs were comparable as costs related to the wild fires and flooding in 2011 were offset by increases in labour costs in 2012.

Operating costs for the third quarter of 2012 include a realized gain on electricity contracts of $4 million (2011 - $6 million) and for the first nine months of 2012 a realized gain of $3 million (2011 - $8 million gain). For the first nine months of 2012, the average Alberta pool price was $59.48 per MWh (2011 - $76.72 per MWh). We have contracts in place that fix the price on approximately 75 percent (75 MWh) of our Alberta electricity consumption for the remainder of 2012 at $53.65 per MWh. In future years we have the following contracts in place on our electricity consumption; in 2013 approximately 50 MWh fixed at $55.20 per MWh, in 2014 approximately 80 MWh fixed at $58.50 per MWh, in 2015 approximately 55 MWh fixed at $58.32 per MWh and in 2015 approximately 25 MWh fixed at $49.90 per MWh.

Financing

The Company has an unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The facility expires on June 30, 2016 and is extendible. The credit facility contains provisions for standby fees on unutilized credit lines and stamping fees on bankers’ acceptances and LIBOR loans that vary depending on certain consolidated financial ratios. At September 30, 2012, approximately $1.0 billion was undrawn under this facility.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 8

As at September 30, 2012, the Company had $1.9 billion (December 31, 2011 - $2.0 billion) of senior unsecured notes outstanding with a weighted average interest rate, including the effects of cross currency swaps, of approximately 6.1 percent (December 31, 2011 - 6.1 percent) and a weighted average remaining term of 5.8 years (December 31, 2011 - 6.5 years). At September 30, 2012, the Company had $650 million of interest rate swaps outstanding at a weighted average fixed rate of 2.65 percent and an expiry date of January 2014. These swaps fix a portion of the interest rates under our bank facility.

At September 30, 2012, we had the following senior unsecured notes outstanding:

	Issue date	Amount (millions)	Term	Average interest rate		Weighted average remaining term
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80%		4.8 years
2008 Notes	May 29, 2008	US$480,CAD$30	8 – 12 years	6.25%		5.3 years
UK Notes	July 31, 2008	£57	10 years	6.95	% (1)	5.8 years
2009 Notes	May 5, 2009	US$154, £20,	5 – 10 years	8.85	% (3)	4.2 years
		€10, CAD$5 (2)
2010 Q1 Notes	March 16, 2010	US$250, CAD$50	5 – 15 years	5.47%		6.0 years
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$170, CAD$60	5 – 15 years	5.00%		9.0 years
2011 Notes	November 30, 2011	US$105, CAD$30	5 – 10 years	4.49%		7.3 years

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, beginning in 2013, over the remaining seven years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Financing charges in 2012 were comparable to 2011. In 2011, we repaid all outstanding convertible debentures and entered into additional fixed-rate, senior unsecured notes late in the year. While the Company’s senior unsecured notes currently contain higher interest rates than drawings under our syndicated bank facilities held in short-term money market instruments, we believe the long-term nature and fixed interest rates inherent in the senior notes are favourable for a portion of our debt capital structure.

The interest rates on any non-hedged portion of the Company’s credit facility are subject to fluctuations in short-term money market rates as advances on the credit facility are generally made under short-term instruments. As at September 30, 2012, 35 percent (December 31, 2011 - 19 percent) of our long-term debt instruments were exposed to changes in short-term interest rates.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the third quarter of 2012 an expense of $3 million (2011 - $3 million) was incurred and for the first nine months of 2012 an expense of $7 million (2011 - $9 million) was recorded in financing to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 9

Share-Based Compensation

Share-based compensation expense is related to our Stock Option Plan (the “Option Plan”), our Common Share Rights Incentive Plan (the “CSRIP”), our Long-Term Retention and Incentive Plan (“LTRIP”), and our Deferred Share Unit Plan (the “DSU”).

Effective January 1, 2011, we implemented the Option Plan and amended our Trust Unit Rights Incentive Plan (“TURIP”) which became the CSRIP. Pursuant to our conversion from a trust to a corporation, TURIP holders had the choice to receive one restricted option (a “Restricted Option”) and one restricted right (a “Restricted Right”) for each outstanding “in-the-money” trust unit right. TURIP holders who chose not to make the election or held trust unit rights that were “out-of-the-money” on January 1, 2011, received one common share right (“Share Rights”) with the same terms under the CSRIP for each trust unit right. Subsequent to January 1, 2011, all grants are under the Option Plan.

The Restricted Options, Share Rights and subsequent grants under the Option Plan receive equity treatment for accounting purposes with the fair value of each instrument expensed over the expected vesting period based on a graded vesting schedule. The fair values of the Restricted Options and option grants are calculated using a Black-Scholes option-pricing model and the fair value of the Share Rights were calculated using a Binomial Lattice option-pricing model. The Restricted Rights are accounted for as a liability as holders may elect to settle in cash or common shares.

On January 1, 2011, the previously recognized TURIP liability was removed and a share-based compensation liability was recorded for the Restricted Rights with the fair value charged to income. The fair values of the Restricted Options and Share Rights were also charged to income as at January 1, 2011, with an offset to other reserves. The elimination of the TURIP and subsequent implementation of the Option Plan and CSRIP resulted in a net $58 million charge to income during the first quarter of 2011.

The change in the fair value of outstanding LTRIP awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends. The LTRIP obligation is accrued over the vesting period as service is completed by employees and expensed based on a graded vesting schedule. Subsequent increases and decreases in the underlying common share price will result in increases and decreases charged to income to adjust the LTRIP obligation to fair value until settlement.

Share-based compensation consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2012	2011	% change	2012	2011	% change
Options	$7	$5	40	$20	$13	54
Restricted Options	1	4	(75)	5	17	(71)
Restricted Rights	3	(75)	100	(32)	(80)	(60)
Share Rights	—	—	—	—	1	(100)
LTRIP	4	—	100	9	7	29
Expiry of TURIP at Jan. 1, 2011	—	—	—	—	(196)	(100)
Share Rights at Jan. 1, 2011	—	—	—	—	16	(100)
Restricted Options at Jan. 1, 2011	—	—	—	—	65	(100)
Restricted Rights liability at Jan. 1, 2011	—	—	—	—	173	(100)

Share-based compensation	$15	$(66)	100	$2	$16	(88)

The share price used in the fair value calculation of the LTRIP liability and Restricted Rights obligation at September 30, 2012 was $13.99 per share (2011 - $15.55).

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 10

General and Administrative Expenses (“G&A”)

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2012	2011	% change	2012	2011	% change
Gross	$61	$55	11	$189	$168	13
Per boe	4.12	3.68	12	4.21	3.81	10
Net	43	38	13	126	112	13
Per boe	$2.89	$2.58	12	$2.80	$2.55	10

The increase in G&A expenses in 2012 compared to 2011 is primarily due to an increase in staff costs.

Depletion, Depreciation and Accretion

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2012	2011	% change	2012	2011	% change
Depletion and depreciation (“D&D”)	$309	$292	6	$927	$850	9
D&D expense per boe	20.87	19.62	6	20.67	19.31	7

Accretion of decommissioning liability	11	11	—	32	33	(3)
Accretion expense per boe	$0.73	$0.76	(4)	$0.71	$0.76	(7)

Our D&D rate has increased due to our capital spending substantially weighted to light-oil development.

Taxes

	Three months ended September 30			Nine months ended September 30
(millions)	2012	2011	% change	2012	2011	% change
Deferred tax expense (recovery)	$(29)	$74	(100)	$78	$(179)	100

On a year-to-date basis in 2012, we recorded a deferred income tax expense due to gains on property dispositions and unrealized net risk management gains. In the third quarter of 2012, we recorded a deferred tax recovery primarily due to unrealized risk management losses during the period to reflect higher commodity prices.

The deferred tax recovery for the nine months ended September 30, 2011 includes a $304 million recovery related to the tax rate differential on our conversion from a trust to an E&P company on January 1, 2011. As a corporation, we are subject to income taxes at Canadian corporate tax rates. Under the former trust structure, IFRS required us to tax-effect timing differences in our trust entities at rates applicable to undistributed earnings of a trust being the maximum marginal income tax rate for individuals in the Province of Alberta.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 11

Foreign Exchange

	Three months ended September 30			Nine months ended September 30
(millions)	2012	2011	% change	2012	2011	% change
Unrealized foreign exchange loss (gain)	$(58)	$136	(100)	$(54)	$91	(100)

We record unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The unrealized gains in 2012 were primarily due to the strengthening of the Canadian dollar relative to the US dollar.

Funds Flow and Net Income (Loss)

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2012	2011	% change	2012	2011	% change
Funds flow (1) (millions)	$344	$348	(1)	$953	$1,100	(13)
Basic per share	0.72	0.74	(3)	2.01	2.36	(15)
Diluted per share	0.72	0.74	(3)	2.01	2.36	(15)

Net income (loss) (millions)	(67)	138	(100)	227	700	(68)
Basic per share	(0.14)	0.29	(100)	0.48	1.50	(68)
Diluted per share	$(0.14)	$0.29	(100)	$0.48	$1.50	(68)

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

Funds flow in the third quarter of 2012 included $66 million realized on the rearrangement of our 2013 oil collar position and the monetization of our 2013 foreign exchange contracts. For the first nine months of 2012, funds flow decreased from the comparative period primarily due to lower commodity prices and wider Canadian crude oil differentials.

A net loss was incurred in the third quarter of 2012 primarily from unrealized risk management losses from our hedging program. Net income was lower during the first nine months of 2012 compared to 2011 due to lower commodity price realizations. Also, in 2011 we recorded a one-time $304 million deferred income tax recovery related to our conversion to an E&P company from an income trust.

Capital Expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2012	2011	% change	2012	2011	% change
Land acquisition and retention	$1	$66	(98)	$36	$172	(79)
Drilling and completions	312	326	(4)	988	807	22
Facilities and well equipping	133	105	27	470	324	45
Geological and geophysical	—	2	(100)	10	9	11
Corporate	2	8	(75)	13	17	(24)

Capital expenditures (1)	448	507	(12)	1,517	1,329	14
Joint venture, carried capital	(33)	(32)	3	(113)	(77)	47
Property acquisitions (dispositions), net	(10)	6	(100)	(351)	(95)	100
Business combinations	—	—	—	—	286	(100)

Total capital expenditures	$405	$481	(16)	$1,053	$1,443	(27)

(1)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 12

In 2012, we continued to advance into the development phase at our key light-oil plays in the Carbonates, Cardium, Viking and Spearfish. During the third quarter of 2012, our capital program was focused on completions and tie-in of wells and facility construction in these plays.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2012	2011	% change	2012	2011	% change
E&E capital expenditures	$58	$89	(35)	$208	$154	35

E&E expenditures include land acquisitions, delineation activities at our Cordova and Peace River joint ventures and other exploration costs. For the first nine months of 2012, we had a non-cash E&E expense of $2 million (2011 - $5 million) related to land expiries and transfers into Property, Plant and Equipment totalling $6 million (2011 - nil).

Gain on asset dispositions

	Three months ended September 30			Nine months ended September 30
(millions)	2012	2011	% change	2012	2011	% change
Gain on asset dispositions	$10	$—	100	$105	$151	(30)

The gains recognized in income during 2012 and 2011 related to minor property dispositions.

Goodwill

(millions)	September 30, 2012	December 31, 2011
Balance, beginning and end of period	$2,020	$2,020

We recorded goodwill on our acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

We are dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, CO2 sequestration, water management and site abandonment/reclamation. Operations are continuously monitored to minimize the environmental impact and sufficient capital is allocated to reclamation and other activities to mitigate the impact on the areas in which we operate.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 13

Liquidity and Capital Resources

Capitalization

	September 30, 2012		December 31, 2011
(millions)		%		%
Common shares issued, at market (1)	$6,670	62	$9,517	73
Bank loans and long-term notes	3,935	37	3,219	25
Working capital deficiency (2)	83	1	318	2

Total enterprise value	$10,688	100	$13,054	100

(1)	The share price at September 30, 2012 was $13.99 (December 31, 2011 - $20.19).
(2)	Excludes the current portion of risk management and share-based compensation liability.

Dividends

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2012	2011	% change	2012	2011	% change
Dividends declared	$129	$127	2	$385	$379	2
Per share	0.27	0.27	—	0.81	0.81	—

Dividends paid (1)	$128	$127	1	$383	$293	31

(1)	Includes amounts funded by the dividend reinvestment plan.

On November 1, 2012, our Board of Directors declared a 2012 fourth quarter dividend of $0.27 per share to be paid on January 15, 2013 to shareholders of record on December 31, 2012. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Liquidity

The Company currently has an unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $3.0 billion expiring on June 30, 2016. For further details on our debt instruments, please refer to the “Financing” section of this MD&A.

We actively manage our debt portfolio and consider opportunities to reduce or diversify our debt structure. We consider operating and financial risks and take actions as appropriate to limit our exposure to certain risks. We maintain close relationships with our lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and hence the longer-term execution of our business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On September 30, 2012, the Company was in compliance with all of these financial covenants which consist of the following:

	Limit	September 30, 2012
Senior debt to EBITDA (1)	Less than 3:1	2.5
Total debt to EBITDA (1)	Less than 4:1	2.5
Senior debt to capitalization	Less than 50%	30.4%
Total debt to capitalization	Less than 55%	30.4%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 14

All senior, unsecured notes contain change of control provisions whereby if a change of control occurs, the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Our dividend level could change based on these and other factors and is subject to the approval of our Board of Directors.

Financial Instruments

We had the following financial instruments outstanding as at September 30, 2012. Fair values are determined using observable market data which is compared to external counterparty information. We limit our credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)

Crude oil
WTI Collars	60,000 bbls/d	Oct/12 – Dec/12	US$85.53 to $100.20/bbl	$(6)
WTI Collars	55,000 bbls/d	Jan/13 – Dec/13	US$91.55 to $104.42/bbl	68

Natural gas
AECO Forwards (1)	52,730 GJ/d	Oct/12 – Dec/12	$4.08/GJ	9
AECO Forwards (2)	79,100 GJ/d	Jan/13 – Dec/13	$3.09/GJ	(4)

Electricity swaps
Alberta Power Pool	45 MW	Oct/12 – Dec/12	$53.02/MWh	1
Alberta Power Pool	30 MW	Oct/12 – Dec/13	$54.60/MWh	1
Alberta Power Pool	20 MW	Jan/13 – Dec/13	$56.10/MWh	(1)
Alberta Power Pool	70 MW	Jan/14 – Dec/14	$58.50/MWh	(4)
Alberta Power Pool	10 MW	Jan/14 – Dec/15	$58.50/MWh	(2)
Alberta Power Pool	45 MW	Jan/15 – Dec/15	$58.28/MWh	(4)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	—

Interest rate swaps	$650	Oct/12 – Jan/14	2.65%	(12)

Foreign exchange contracts on revenues
12-month initial term	US$468	Oct/12 – Dec/12	1.022 CAD/USD	20

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	17

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(22)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(4)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(3)

Total				$54

(1)	The forward contracts total approximately 50,000 mcf per day with an average price of $4.30 per mcf.
(2)	The forward contracts total approximately 75,000 mcf per day with an average price of $3.25 per mcf.

Please refer to our website at www.pennwest.com for details of all financial instruments currently outstanding.

Subsequent to September 30, 2012, we entered into additional natural gas forward contracts on 50,000 mcf per day for 2013 production at $3.46 per mcf, 25,000 mcf per day for 2014 production at $3.85 per mcf and collars on 25,000 mcf per day for 2014 production from $3.25 to $4.35 per mcf.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 15

Outlook

This outlook section is included to provide shareholders with information about our expectations as at November 1, 2012 for production and capital expenditures for 2012 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2012, including our current disposition program.

Our 2012 forecast exploration and development capital, net of acquisitions and dispositions closed through September 30, 2012, is expected to be in the range of $1.3 billion to $1.4 billion, slightly higher than our previous forecast. Our Board approved this incremental capital in order to optimize operational and capital efficiencies for 2013 by commencing certain 2013 projects late in 2012. This incremental capital is not expected to have any impact on 2012 production. As a result of delays in new facility construction, wet weather and facility outages during the second half of 2012, we are updating our 2012 forecast average production to between 161,000 and 163,000 boe per day.

Our prior forecast, released on August 10, 2012 with our second quarter results and filed on SEDAR at www.sedar.com, reflecting the impact of net acquisitions and dispositions completed at that date, was for 2012 average production of between 165,000 and 168,500 boe per day and exploration and development capital in the range of $1.2 billion to $1.25 billion.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on reported financial results for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	25	0.05
Liquids production	1,000 bbls/day	20	0.04
Price per mcf of natural gas	$0.10	7	0.01
Natural gas production	10 mmcf/day	2	0.01
Effective interest rate	1%	5	0.01
Exchange rate ($US per $CAD)	$0.01	24	0.05

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2012	2013	2014	2015	2016	Thereafter
Long-term debt	$—	$5	$59	$249	$2,231	$1,391
Transportation	6	23	15	9	3	—
Transportation ($US)	1	4	37	37	33	231
Power infrastructure	7	14	14	14	14	12
Drilling rigs	7	25	21	17	10	4
Purchase obligations (1)	3	13	11	10	2	5
Interest obligations	47	189	185	175	126	210
Office lease (2)	16	62	56	55	54	436
Decommissioning liability (3)	$14	$67	$64	$61	$58	$306

(1)	These amounts represent estimated commitments of $31 million for CO2 purchases and $13 million for processing fees related to our interests in the Weyburn Unit.
(2)	The future office lease commitments above are contracted to be reduced by sublease recoveries totalling $344 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 16

Our syndicated credit facility is due for renewal on June 30, 2016. If we are not successful in renewing or replacing the facility, we could be required to obtain other loans including term bank loans. In addition, we have an aggregate of $1.9 billion in senior notes maturing between 2014 and 2025. We continuously monitor our credit metrics and maintain positive working relationships with our lenders, investors and agents.

We are involved in various claims and litigation in the normal course of business and record provisions for claims as required.

Equity Instruments

Common shares issued:
As at September 30, 2012	476,800,265
Issued on exercise of share rights	4,968
Issued pursuant to dividend reinvestment plan	2,434,826

As at November 1, 2012	479,240,059

Options outstanding:
As at September 30, 2012	15,706,505
Granted	236,300
Forfeited	(376,341)

As at November 1, 2012	15,566,464

Share Rights outstanding:
As at September 30, 2012	461,530
Exercised	(4,968)
Forfeited	(97,128)

As at November 1, 2012	359,434

Restricted Options outstanding (1):
As at September 30, 2012	11,728,770
Forfeited	(433,370)

As at November 1, 2012	11,295,400

(1)	Each holder of a Restricted Option holds a Restricted Right and has the option to settle the Restricted Right in cash or common shares upon exercise. Refer to the “Expenses - Share-Based Compensation” section of this MD&A for further details.

Internal Control over Financial Reporting (“ICOFR”)

No changes in our ICOFR were made during the quarter ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

Future Accounting Pronouncements

In May 2011, the International Accounting Standards Board issued the following standards which are not yet effective:

IFRS 10 “Consolidated Financial Statements” outlines a new methodology to determine whether to consolidate an investee. This new standard becomes effective for annual periods beginning on or after January 1, 2013. We believe the adoption of this standard will have no material impact on our financial statements.

IFRS 11 “Joint Arrangements” outlines the accounting treatment for joint arrangements, notably joint operations which will follow the proportionate consolidation method and joint ventures which will follow the equity accounting method. This new standard becomes effective for annual periods beginning on or after January 1, 2013 and will apply to Penn West’s interest in the Peace River Oil Partnership. We currently believe that our interest in the Peace River Oil Partnership is appropriately classified as a joint operation; therefore, our partnership interest will continue to be proportionately consolidated upon adoption of this standard.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 17

IFRS 12 “Disclosure of Interests in Other Entities” outlines disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. These disclosure requirements are required for annual periods beginning on or after January 1, 2013. We are currently assessing the impact of this standard.

IFRS 13 “Fair Value Measurement” defines fair value, provides guidance on measuring fair value and outlines disclosure requirements for fair value measurement. This standard applies when another IFRS standard requires fair value measurements or disclosures, with some exceptions including IFRS 2 “Share based payments” and IAS 17 “Leases”. This new standard is applicable for annual periods beginning on or after January 1, 2013. We are currently assessing the impact of this standard.

Financial statement impacts related to our corporate conversion on January 1, 2011

Shareholders’ capital

Following the one-to-one exchange of trust units for common shares on January 1, 2011, Unitholders’ Capital was re-classified to Shareholders’ Capital.

Elimination of the consolidated deficit

Upon commencement of operations as a corporation, pursuant to the Plan of Arrangement and a resolution of the Board of Directors, Penn West’s recorded deficit of $610 million was eliminated against share capital on January 1, 2011.

Deferred Income Tax

Effective January 1, 2010, as an income trust, we were required to measure deferred income tax assets and liabilities under IFRS at the trust level at a tax rate of 39 percent, representing the tax rate applicable to undistributed profits of the trust in the Province of Alberta. Deferred income tax was recorded on this basis from January 1, 2010 until our conversion to a corporation on January 1, 2011. Under IFRS, upon conversion to a corporation, the deferred income tax assets and liabilities were re-measured at the applicable corporate income tax rate of approximately 26 percent thus we recognized a $304 million deferred income tax recovery during the first quarter of 2011.

Share-based Compensation

Effective January 1, 2011, we implemented an Option Plan and amended our TURIP which became the CSRIP. TURIP holders had the choice to receive both a Restricted Option and a Restricted Right for outstanding “in-the-money” trust unit rights or receive a Share Right under the CSRIP if they chose not to elect or had “out-of-the-money” trust unit rights. The elimination of the TURIP and subsequent implementation of the Option Plan and CSRIP resulted in a $58 million net charge to income during the first quarter of 2011.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

PENN WEST EXPLORATION THIRD QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 18

Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management’s assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: certain disclosures contained under the heading “Business Strategy” relating to, among other things, our intention to center our strategies on balanced financial management, continued resource growth across our dominant positions in four of Western Canada’s five largest light-oil resource plays and improving our overall business performance and execution, our belief that our recent announcement that we have agreements in principle to dispose of approximately $1.3 billion of non-core assets demonstrates the value inherent in our base assets and provides us with operational and financial flexibility, our belief that we are poised for a growth strategy as the outlook for capital efficiency, commodity price realizations and base asset reliability improves, and our belief that our independent qualified reserve evaluators’ recently completed contingent resource studies for our interests in the Cardium and Peace River areas has substantiated the oil potential contained in our asset base and has confirmed the extent of oil in place in these areas; certain disclosures contained under the headings “Business Environment”, “Crude Oil” and “Natural Gas” relating to, among other things, our view of the outlook for crude oil and natural gas prices, price differentials for crude oil, and supply-demand fundamentals for crude oil and natural gas going forward; the details regarding our intention to dispose of certain non-core properties, including our expectation of receiving proceeds of approximately $1.3 billion, our anticipation of disposing of combined production of approximately 12,000 barrels of oil equivalent per day, and our expectation of closing the transactions in the fourth quarter of 2012; our intention to maintain an appropriate mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity; our intention to continue allocating substantially all of our capital investments to oil weighted projects; the disclosure under the heading “Environmental and Climate Change” relating to the environmental risks and hazards we face, the potential impact such risks could have on us, and our intention to reduce our environmental impact and allocate sufficient capital to reclamation and other activities; the ability of our debt and risk management programs to increase the likelihood that we can maintain our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and the longer-term execution of our business strategies; all matters relating to our dividend policy, including the factors that may affect the amount of dividends that we pay in the future (if any); certain disclosures contained under the heading “Outlook” relating to our forecast exploration and development capital expenditures for 2012 (including our intention to optimize operational and capital efficiencies for 2013 by commencing 2013 projects early in select areas) and our forecast average production levels for 2012; certain disclosures contained under the heading “Sensitivity Analysis” relating to our estimated sensitivities to certain key assumptions on our future funds flow; the alternatives available to us and the potential outcomes if we are not successful in renewing or replacing our credit facility; and our expectations regarding the impact that certain future accounting pronouncements may have on us and our financial statements.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the ability to close the dispositions discussed herein when and on the terms expected, the ability of all parties to the dispositions to satisfy all terms and conditions of such dispositions, and the ability of Penn West to enter into binding agreements with respect to the dispositions that are not yet subject to binding agreements; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings “Outlook” and “Sensitivity Analysis”.

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Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the failure by any party to satisfy the terms and conditions required for closing the dispositions discussed herein, the failure to enter into definitive agreements for the dispositions discussed herein that are not yet subject to definitive agreements, and the possibility that one or more of such dispositions will not close on the terms anticipated by Penn West or at all; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the completed and anticipated dispositions, acquisitions, joint ventures and partnerships discussed herein; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions, dispositions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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